Exhibit 99.1

Rail Vision Granted Key Patent in Europe for Advanced AI-Based Railway Collision Avoidance System

The patent reinforces Rail Vision’s global IP protection building on previous approvals in regions including the United States, Japan, and India

Ra’anana, Israel, December 15, 2025 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), an early commercialization stage technology company seeking to revolutionize railway safety and the data-related market, today announced that the European Patent Office has granted a patent for its innovative railway collision avoidance method and system.

This newly granted European patent covers an innovative approach utilizing forward-looking single-spectrum or multispectral electro-optical imaging, combined with a novel system architecture and advanced scene analysis powered by deep learning. The technology employs a unique Convolutional Neural Network (CNN) process to first accurately determine the railway path ahead of the locomotive or train. A secondary object detection CNN then analyses the vicinity of the identified path to detect potential obstacles in real time.

The system generates critical alarms for a wide range of hazards, including railway switch occurrences and states, obstructions, impending end-of-rail effects and various types of obstacles. The patented technology delivers advanced scene understanding, providing essential decision support for locomotive drivers in manned operations and enabling fully automated decision-making for driverless trains.

The patent reinforces Rail Vision’s global IP protection strategy, building on previous approvals in regions including the United States, Japan, and India. It further solidifies the company’s position as an innovator in transforming railway operations with AI, big data, and advanced sensor technologies.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Such expectations, beliefs and projections are expressed in good faith. For example, Rail Vision is using forward-looking statements when it discusses its position as an innovator in transforming railway operations with AI, big data, and advanced sensor technologies. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 31, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

David BenDavid

Chief Executive Officer

Rail Vision Ltd.

15 Ha’Tidhar St

Ra’anana, 4366517 Israel

Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty

investors@railvision.io